Exhibit (a)(1)(D)

Dear Unitholder:

Please read the attached letter from the Board of Directors of the Kiewit Investment Fund LLLP and additional information contained in Schedule 14d-9, which were filed with the Securities and Exchange Commission today.

I urge you to read all of the enclosed materials and consider this information carefully.  If you have any questions, please contact Customer Service at (800) 443-4306.

Eric Olson

Chief Executive Officer